--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                     -------------------------------------


                       AMENDMENT NO. 5 (FINAL AMENDMENT)

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

                     RULE 13E-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                              EDISON SCHOOLS INC.

--------------------------------------------------------------------------------

                              (Name of the Issuer)

                              EDISON SCHOOLS INC.
                          SHAKESPEARE ACQUISITION LLC

                             H. CHRISTOPHER WHITTLE

                              CHRISTOPHER D. CERF
                             LIBERTY PARTNERS, L.P.

--------------------------------------------------------------------------------

                      (Name of Person(s) Filing Statement)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE

--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   281033100

--------------------------------------------------------------------------------

                     (CUSIP Number of Class of Securities)

                               DAVID GRAFF, ESQ.
                                GENERAL COUNSEL
                              EDISON SCHOOLS INC.
                                521 FIFTH AVENUE
                            NEW YORK, NEW YORK 10175
                         TELEPHONE NUMBER: 212-419-1600

                                                          WITH A COPY TO:
         NANCY A. LIEBERMAN, ESQ.                      JOHN F. FRITTS, ESQ.                      RICHARD J. MCMAHON, ESQ.
 SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP        CADWALADER, WICKERSHAM & TAFT LLP                    BLANK ROME LLP
             FOUR TIMES SQUARE                            100 MAIDEN LANE                            ONE LOGAN SQUARE
         NEW YORK, NEW YORK 10036                    NEW YORK, NEW YORK 10038                PHILADELPHIA, PENNSYLVANIA 19103







--------------------------------------------------------------------------------
 (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
         and Communications on Behalf of the Persons Filing Statement)
     This statement is filed in connection with (check the appropriate box):
     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. [ ] The filing of a registration statement under the Securities Act of 1933.
     c.  [ ] A tender offer.
     d.  [ ] None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                           CALCULATION OF FILING FEE*

-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
                TRANSACTION VALUATION                                   AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------------------
                     $104,123,384                                              $8,424
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

* The filing fee was determined based upon the sum of (a) the product of 54,128,669 shares of common stock and the merger consideration of $1.76 per share (equal to $95,266,458) and (b) the difference between the merger consideration of $1.76 per share and the exercise price per share of each of the 12,394,265 shares of common stock underlying outstanding warrants and options in which the exercise price per share is less than $1.76 per share (equal to $8,856,926). In accordance with Exchange Act Rule 0-11(c) the filing fee was determined by calculating a fee of $80.90 per $1,000,000 of the aggregate merger consideration of $104,123,384.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 1.  Amount Previously Paid: $8,422                        2.  Amount Previously Paid: $2

     Form or Registration No.: Schedule 14A                    Form or Registration No.: Schedule 14A

     Filing Party: Edison Schools Inc.                         Filing Party: Edison Schools Inc.

     Date Filed: August 22, 2003                               Date Filed: October 3, 2003

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  INTRODUCTION


     This Amendment No. 5 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, first filed on August 22, 2003 (this "Final Amendment"), is being filed by: (1) Edison Schools Inc., a Delaware corporation (the "Company" or "Edison");
(2) Shakespeare Acquisition LLC, a Delaware limited liability company; (3) H. Christopher Whittle; (4) Christopher D. Cerf; and (5) Liberty Partners, L.P., a Delaware limited partnership. The preceding persons are collectively referred to herein as the "Filing Persons," and individually as a "Filing Person."



     This Final Amendment amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 and Amendments no. 1, 2, 3 and 4 thereto (as so amended by Amendments no. 1, 2, 3 and 4, the "Schedule 13E-3"), filed by the Filing Persons and Shakespeare Acquisition Corporation on August 22, 2003, October 3, 2003, October 9, 2003, October 10, 2003 and October 14, 2003, respectively, and relates to the merger of Shakespeare Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Shakespeare Acquisition LLC, with and into the Company (the "Merger") pursuant to an agreement and plan of merger (the "Merger Agreement"), dated as of July 13, 2003, by and among the Company, Shakespeare Acquisition LLC and Shakespeare Acquisition Corporation. Shakespeare Acquisition Corporation is no longer a Filing Person because it was merged with and into the Company, with the Company continuing as the surviving corporation.



     This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report the results of the Rule 13e-3 transaction described herein. The Merger became effective on November 14, 2003.



     As a result of the Merger, the outstanding shares of the Company's Class A common stock, par value $0.01 per share, and the Company's Class B common stock, par value $0.01 per share (collectively, the "Common Stock"), other than those shares held by dissenting stockholders who perfected their appraisal rights under Delaware law, were converted into the right to receive $1.76 in cash per share. Outstanding options and warrants to purchase shares of the Common Stock were treated in connection with the Merger in the manner described more fully in the Proxy Statement (as defined below).



     Shares of the Common Stock held by the Company were cancelled without payment being made therefor, and each share of Shakespeare Acquisition Corporation outstanding at the effective time of the Merger was converted into one share of newly issued Edison common stock.



     On October 10, 2003, the Company filed with the U.S. Securities and Exchange Commission (the "SEC") its definitive proxy statement (the "Proxy Statement") under Regulation 14A of the Exchange Act, relating to the special meeting of stockholders of the Company held on November 12, 2003, at which the stockholders of the Company considered and voted upon a proposal to adopt and approve the Merger Agreement and the Merger.



     A copy of the Proxy Statement is attached hereto as Exhibit (a)(5) and a copy of the Merger Agreement is attached as Appendix A to the Proxy Statement. All references in this Final Amendment to Items numbered 1001 through 1016 are references to Items set forth in Regulation M-A under the Exchange Act ("Regulation M-A").



     The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Final Amendment. The information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Final Amendment are qualified in their entirety by the information contained in the Proxy Statement, including the appendices thereto.



     All information in, or incorporated by reference in, this Final Amendment concerning the Company has been supplied by the Company. The information contained in this Final Amendment and/or the Proxy Statement concerning each Filing Person other than the Company was supplied by each such Filing Person and no other Filing Person, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person. Capitalized terms used but not defined in this Final Amendment shall have the meanings given to them in the Proxy Statement.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Regulation M-A
     Item 1005


     Item 5 is hereby amended and supplemented by adding the following:



     (b) Significant Corporate Events. At a special meeting of the Company's stockholders held on November 12, 2003, holders of shares of Common Stock representing a majority of the combined voting power of the outstanding shares of Common Stock entitled to vote, voting together as a single class, voted to approve and adopt the Merger Agreement and Merger. A certificate of merger was filed with the Secretary of State of the State of Delaware and the Merger became effective on November 14, 2003. Registered holders of shares of Common Stock at the effective time of the Merger are being sent a letter of transmittal instructing them on the procedures for surrendering their stock certificates and receiving payment for their shares of Common Stock.



               On November 14, 2003, as a result of the Merger, the shares of Edison Class A common stock and Class B common stock were delisted from The Nasdaq National Market pursuant to a written request to The Nasdaq Stock Market, Inc. from the Company and became eligible for termination of registration under Rules 12g-4 and 12h-3 of the Exchange Act. Accordingly, on November 14, 2003, the Company filed a Certification and Notice of Termination of Registration on Form 15 with the SEC.



ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY


     Regulation M-A
     Item 1008


     Item 11 is hereby amended and supplemented by adding the following:



     (a) Securities Ownership. Immediately following the Merger, the total number of outstanding shares of Edison common stock was decreased from approximately 54.1 million to 100, all of which are owned by Shakespeare Acquisition LLC. The ownership structure of Shakespeare Acquisition LLC is described in the Proxy Statement under the caption "Special Factors--Capitalization" and is incorporated herein by reference.


ITEM 16.  EXHIBITS

     Regulation M-A
     Item 1016


    (a)(1)   Press Release issued by Edison Schools Inc., dated July 14,
             2003, incorporated by reference to Exhibit 99.1 to the Form
             8-K filed with the Securities and Exchange Commission by Edison Schools Inc. on July 14, 2003.



    (a)(2)   Press Release issued by Edison Schools Inc., dated September
             12, 2003, incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Edison Schools Inc. on
             September 12, 2003.



    (a)(3)   Transcript of conference call on financial results of Edison
             Schools Inc. conducted on September 12, 2003, incorporated by reference to Exhibit 99.1 of the Current Report on Form
             8-K filed by Edison Schools Inc. on September 15, 2003.



    (a)(4)   Press Release issued by Edison Schools Inc., dated September
             29, 2003, incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Edison Schools Inc. on
             September 29, 2003.



    (a)(5) Definitive Proxy Statement, incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange
             Commission by Edison Schools Inc. on October 10, 2003 (the
             "Proxy Statement").




    (a)(6)   Form of Proxy Card to be sent to holders of shares of Edison
             Schools Inc. Class A Common Stock, filed with the Securities and Exchange Commission along with the Proxy Statement, incorporated herein by reference to the Proxy Statement.



    (a)(7)   Form of Proxy Card to be sent to holders of shares of Edison
             Schools Inc. Class B Common Stock, filed with the Securities and Exchange Commission along with the Proxy Statement, incorporated herein by reference to the Proxy Statement.



    (c)(1) Fairness Opinion of Evercore Partners, dated July 13, 2003, incorporated herein by reference to Appendix B to the Proxy
             Statement.



    (c)(2) Presentation of Evercore Partners to the Special Committee of the Board of Directors, dated July 13, 2003.**



    (c)(3) Presentation of Evercore Partners to the Special Committee of the Board of Directors, dated July 8, 2003.**



    (c)(4) Presentation of Evercore Partners to the Special Committee of the Board of Directors, dated June 26, 2003.**



    (d)(1) Agreement and Plan of Merger, dated as of July 13, 2003, among Edison Schools Inc., Shakespeare Acquisition LLC and
             Shakespeare Acquisition Corporation, incorporated herein by reference to Appendix A to the Proxy Statement.



    (d)(2)   Letter Agreement, dated as of December 18, 2001, between H.
             Christopher Whittle and Edison Schools Inc., incorporated herein by reference to Exhibit 10.2 to the Form 10-Q filed with the Securities and Exchange Commission by Edison
             Schools Inc. on February 14, 2002.



    (d)(3)   Amendment to Letter Agreement, effective as of November 15,
             2002, between H. Christopher Whittle and Edison Schools
             Inc., incorporated herein by reference to Exhibit 10.56 to the Form 10-Q filed with the Securities and Exchange
             Commission by Edison Schools Inc. on February 14, 2003.



    (d)(4)   Ratification and Confirmation of Pledge of Securities of
             Edison Schools Inc. by H. Christopher Whittle and WSI Inc.
             to JPMorgan Chase Bank (f/k/a The Chase Manhattan Bank, successor by merger to Morgan Guarantee Trust Company of New
             York), dated as of August 15, 2003.*



    (d)(5)   Option Agreement, dated as of March 30, 2000, between WSI
             Inc. and JPMorgan Chase Bank (f/k/a The Chase Manhattan
             Bank, successor by merger to Morgan Guarantee Trust Company of New York).*



    (d)(6)   Pledge Agreement, dated as of November 15, 1999, between H.
             Christopher Whittle and Edison Schools Inc.*



    (d)(7)   Form of Stock Option to Purchase Shares of Edison Schools
             Inc. Common Stock, issued by WSI Inc.*



    (d)(8)   Employment Agreement, dated as of October 1, 2002, between
             Charles J. Delaney and Edison Schools Inc., incorporated herein by reference to Exhibit 10.49 to the Form 10-K filed with the Securities and Exchange Commission by Edison
             Schools Inc. on September 30, 2002.



    (d)(9)   Amendment to Employment Agreement, dated as of July 31,
             2003, between Charles J. Delaney and Edison Schools Inc.*



    (d)(10)  Letter Agreement, dated as of June 20, 2000, between Benno
             C. Schmidt, Jr., and Edison Schools Inc., incorporated herein by reference to Exhibit 10.6 to the Form 10-K filed with the Securities and Exchange Commission by Edison
             Schools Inc. on September 30, 2002.



    (d)(11)  Letter Agreement, dated as of March 28, 2002, between Benno
             C. Schmidt, Jr., and Edison Schools Inc.*



    (d)(12)  Letter Agreement, dated as of May 8, 2002, between Benno C.
             Schmidt, Jr., and Edison Schools Inc., incorporated herein by reference to Exhibit 10.6.1 to the Form 10-K filed with the Securities and Exchange Commission by Edison Schools
             Inc. on September 30, 2002.




    (d)(13)  Letter Agreement, dated as of June 26, 2003, between Benno
             C. Schmidt, Jr., and Edison Schools Inc.*



    (d)(14)  Form of Tranche 1 Warrant to Purchase Shares of Edison
             Schools Inc. Common Stock, issued by Edison Schools Inc.*



    (d)(15)  Form of Tranche 2 Warrant to Purchase Shares of Edison
             Schools Inc. Common Stock, issued by Edison Schools Inc.*



    (d)(16)  Form of "A" Warrant to Purchase Shares of Edison Schools
             Inc. Common Stock, issued by Edison Schools Inc.*



    (d)(17)  Option Agreement, dated as of June 30, 1999, between WSI
             Inc. and Edison Schools Inc.*



    (d)(18)  Option Agreement, dated as of June 30, 1999, between WSI
             Inc. and Edison Schools Inc.*



    (d)(19) Stock Subscription Warrant, dated as of October 18, 1999, issued by Edison Schools Inc. to TBCC Funding Trust II, incorporated herein by reference to Exhibit 10.21 to the Form 10-K filed with the Securities and Exchange Commission by Edison Schools Inc. on September 30, 2002.



    (d)(20)  Warrant Agreement, dated as of July 31, 2002, between School
             Services LLC and Edison Schools Inc., incorporated herein by reference to Exhibit 10.41 to the Form 10-K filed with the Securities and Exchange Commission by Edison Schools Inc. on
             September 30, 2002.



    (d)(21)  Warrant Agreement, dated as of July 31, 2002, between School
             Services LLC and Edison Schools Inc., incorporated herein by reference to Exhibit 10.43 to the Form 10-K filed with the Securities and Exchange Commission by Edison Schools Inc. on
             September 30, 2002.



    (d)(22)  Warrant Agreement, dated as of July 31, 2002, between
             Merrill Lynch Mortgage Capital Inc. and Edison Schools Inc., incorporated herein by reference to Exhibit 10.39 to the Form 10-K filed with the Securities and Exchange Commission by Edison Schools Inc. on September 30, 2002.



    (d)(23) Edison Schools Inc. 1998 Site Option Plan, incorporated herein by reference to Exhibit 10.1 to the Form 10-K filed with the Securities and Exchange Commission by Edison
             Schools Inc. on September 30, 2002.



    (d)(24) Edison Schools Inc. 1999 Stock Option Plan, incorporated herein by reference to Exhibit 10.2 to the Form 10-K filed with the Securities and Exchange Commission by Edison
             Schools Inc. on September 30, 2002.



    (d)(25) Edison Schools Inc. 1999 Key Stock Incentive Plan, incorporated herein by reference to Exhibit 10.3 to the Form
             10-K filed with the Securities and Exchange Commission by Edison Schools Inc. on September 30, 2002.



    (d)(26) Edison Schools Inc. 1999 Stock Incentive Plan, as amended, incorporated herein by reference to Appendix B to the
             Schedule 14A filed with the Securities and Exchange
             Commission by Edison Schools Inc. on October 28, 2002.



    (d)(27)  Form of Nonstatutory Stock Option Agreement.*



    (f) Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Appendix C to the Proxy
             Statement.



    (g)      Not applicable.

---------------

 *  Previously filed on August 22, 2003.


**  Previously filed on October 14, 2003.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          EDISON SCHOOLS INC.

                                          By: /s/ H. Christopher Whittle
                                          --------------------------------------
                                          Name: H. Christopher Whittle
                                          Title:  Chief Executive Officer

                                          SHAKESPEARE ACQUISITION LLC

                                          By: /s/ H. Christopher Whittle
                                          --------------------------------------
                                          Name: H. Christopher Whittle
                                          Title:  Chief Executive Officer


                                          H. CHRISTOPHER WHITTLE


                                          /s/ H. Christopher Whittle
                                          --------------------------------------
                                          Name: H. Christopher Whittle

                                          CHRISTOPHER D. CERF

                                          /s/ Christopher D. Cerf
                                          --------------------------------------
                                          Name: Christopher D. Cerf

                                          LIBERTY PARTNERS, L.P.

                                          By: PEB Associates, Inc., its General
                                          Partner

                                          By: /s/ G. Michael Stakias
                                            ------------------------------------
                                            Name: G. Michael Stakias
                                            Title:  Managing Director


Date: November 14, 2003

                                 EXHIBIT INDEX


EXHIBIT
NUMBER    DESCRIPTION
-------   -----------
(a)(1)    Press Release issued by Edison Schools Inc., dated July 14,
          2003, incorporated by reference to Exhibit 99.1 to the Form
          8-K filed with the Securities and Exchange Commission by
          Edison Schools Inc. on July 14, 2003.
(a)(2)    Press Release issued by Edison Schools Inc., dated September
          12, 2003, incorporated by reference to Exhibit 99.1 of the
          Current Report on Form 8-K filed by Edison Schools Inc. on
          September 12, 2003.
(a)(3)    Transcript of conference call on financial results of Edison
          Schools Inc. conducted on September 12, 2003, incorporated by reference to Exhibit 99.1 of the Current Report on Form
          8-K filed by Edison Schools Inc. on September 15, 2003.
(a)(4)    Press Release issued by Edison Schools Inc., dated September
          29, 2003, incorporated by reference to Exhibit 99.1 of the
          Current Report on Form 8-K filed by Edison Schools Inc. on
          September 29, 2003.
(a)(5)    Definitive Proxy Statement, incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange
          Commission by Edison Schools Inc. on October 10, 2003 (the
          "Proxy Statement").
(a)(6)    Form of Proxy Card to be sent to holders of shares of Edison
          Schools Inc. Class A Common Stock, filed with the Securities and Exchange Commission along with the Proxy Statement,
          incorporated herein by reference to the Proxy Statement.
(a)(7)    Form of Proxy Card to be sent to holders of shares of Edison
          Schools Inc. Class B Common Stock, filed with the Securities and Exchange Commission along with the Proxy Statement,
          incorporated herein by reference to the Proxy Statement.
(c)(1)    Fairness Opinion of Evercore Partners, dated July 13, 2003, incorporated herein by reference to Appendix B to the Proxy
          Statement.
(c)(2)    Presentation of Evercore Partners to the Special Committee
          of the Board of Directors, dated July 13, 2003.**
(c)(3)    Presentation of Evercore Partners to the Special Committee
          of the Board of Directors, dated July 8, 2003.**
(c)(4)    Presentation of Evercore Partners to the Special Committee
          of the Board of Directors, dated June 26, 2003.**
(d)(1)    Agreement and Plan of Merger, dated as of July 13, 2003,
          among Edison Schools Inc., Shakespeare Acquisition LLC and
          Shakespeare Acquisition Corporation, incorporated herein by reference to Appendix A to the Proxy Statement.
(d)(2)    Letter Agreement, dated as of December 18, 2001, between H.
          Christopher Whittle and Edison Schools Inc., incorporated
          herein by reference to Exhibit 10.2 to the Form 10-Q filed with the Securities and Exchange Commission by Edison
          Schools Inc. on February 14, 2002.
(d)(3)    Amendment to Letter Agreement, effective as of November 15,
          2002, between H. Christopher Whittle and Edison Schools
          Inc., incorporated herein by reference to Exhibit 10.56 to the Form 10-Q filed with the Securities and Exchange
          Commission by Edison Schools Inc. on February 14, 2003.
(d)(4)    Ratification and Confirmation of Pledge of Securities of
          Edison Schools Inc. by H. Christopher Whittle and WSI Inc.
          to JPMorgan Chase Bank (f/k/a The Chase Manhattan Bank,
          successor by merger to Morgan Guarantee Trust Company of New
          York), dated as of August 15, 2003.*
(d)(5)    Option Agreement, dated as of March 30, 2000, between WSI
          Inc. and JPMorgan Chase Bank (f/k/a The Chase Manhattan
          Bank, successor by merger to Morgan Guarantee Trust Company of New York).*
(d)(6)    Pledge Agreement, dated as of November 15, 1999, between H.
          Christopher Whittle and Edison Schools Inc.*
(d)(7)    Form of Stock Option to Purchase Shares of Edison Schools
          Inc. Common Stock, issued by WSI Inc.*
(d)(8)    Employment Agreement, dated as of October 1, 2002, between
          Charles J. Delaney and Edison Schools Inc., incorporated
          herein by reference to Exhibit 10.49 to the Form 10-K filed with the Securities and Exchange Commission by Edison
          Schools Inc. on September 30, 2002.
(d)(9)    Amendment to Employment Agreement, dated as of July 31,
          2003, between Charles J. Delaney and Edison Schools Inc.*
(d)(10)   Letter Agreement, dated as of June 20, 2000, between Benno
          C. Schmidt, Jr., and Edison Schools Inc., incorporated
          herein by reference to Exhibit 10.6 to the Form 10-K filed with the Securities and Exchange Commission by Edison
          Schools Inc. on September 30, 2002.
(d)(11)   Letter Agreement, dated as of March 28, 2002, between Benno
          C. Schmidt, Jr., and Edison Schools Inc.*

EXHIBIT
NUMBER    DESCRIPTION
-------   -----------
(d)(12)   Letter Agreement, dated as of May 8, 2002, between Benno C.
          Schmidt, Jr., and Edison Schools Inc., incorporated herein by reference to Exhibit 10.6.1 to the Form 10-K filed with the Securities and Exchange Commission by Edison Schools
          Inc. on September 30, 2002.
(d)(13)   Letter Agreement, dated as of June 26, 2003, between Benno
          C. Schmidt, Jr., and Edison Schools Inc.*
(d)(14)   Form of Tranche 1 Warrant to Purchase Shares of Edison
          Schools Inc. Common Stock, issued by Edison Schools Inc.*
(d)(15)   Form of Tranche 2 Warrant to Purchase Shares of Edison
          Schools Inc. Common Stock, issued by Edison Schools Inc.*
(d)(16)   Form of "A" Warrant to Purchase Shares of Edison Schools
          Inc. Common Stock, issued by Edison Schools Inc.*
(d)(17)   Option Agreement, dated as of June 30, 1999, between WSI
          Inc. and Edison Schools Inc.*
(d)(18)   Option Agreement, dated as of June 30, 1999, between WSI
          Inc. and Edison Schools Inc.*
(d)(19)   Stock Subscription Warrant, dated as of October 18, 1999,
          issued by Edison Schools Inc. to TBCC Funding Trust II,
          incorporated herein by reference to Exhibit 10.21 to the
          Form 10-K filed with the Securities and Exchange Commission by Edison Schools Inc. on September 30, 2002.
(d)(20)   Warrant Agreement, dated as of July 31, 2002, between School
          Services LLC and Edison Schools Inc., incorporated herein by reference to Exhibit 10.41 to the Form 10-K filed with the
          Securities and Exchange Commission by Edison Schools Inc. on
          September 30, 2002.
(d)(21)   Warrant Agreement, dated as of July 31, 2002, between School
          Services LLC and Edison Schools Inc., incorporated herein by reference to Exhibit 10.43 to the Form 10-K filed with the
          Securities and Exchange Commission by Edison Schools Inc. on
          September 30, 2002.
(d)(22)   Warrant Agreement, dated as of July 31, 2002, between
          Merrill Lynch Mortgage Capital Inc. and Edison Schools Inc.,
          incorporated herein by reference to Exhibit 10.39 to the
          Form 10-K filed with the Securities and Exchange Commission by Edison Schools Inc. on September 30, 2002.
(d)(23)   Edison Schools Inc. 1998 Site Option Plan, incorporated
          herein by reference to Exhibit 10.1 to the Form 10-K filed with the Securities and Exchange Commission by Edison
          Schools Inc. on September 30, 2002.
(d)(24)   Edison Schools Inc. 1999 Stock Option Plan, incorporated
          herein by reference to Exhibit 10.2 to the Form 10-K filed with the Securities and Exchange Commission by Edison
          Schools Inc. on September 30, 2002.
(d)(25)   Edison Schools Inc. 1999 Key Stock Incentive Plan,
          incorporated herein by reference to Exhibit 10.3 to the Form
          10-K filed with the Securities and Exchange Commission by
          Edison Schools Inc. on September 30, 2002.
(d)(26)   Edison Schools Inc. 1999 Stock Incentive Plan, as amended, incorporated herein by reference to Appendix B to the
          Schedule 14A filed with the Securities and Exchange
          Commission by Edison Schools Inc. on October 28, 2002.
(d)(27)   Form of Nonstatutory Stock Option Agreement.*
(f)       Section 262 of the Delaware General Corporation Law,
          incorporated herein by reference to Appendix C to the Proxy
          Statement.

---------------

 *  Previously filed on August 22, 2003.

**  Previously filed on October 14, 2003.